Exhibit 1.6

CDC Corporation Celebrates 7th Anniversary of IPO

[Atlanta, Beijing and Hong Kong, July 13, 2006] CDC Corporation (NASDAQ: CHINA), today marks the 7th anniversary of its initial public share offering.

“CDC was one of the first Internet media and technology companies from Greater China to be listed on NASDAQ, opening the door for other Chinese entrepreneurs to tap the U.S. capital markets. Like many other companies from that era, we have confronted some challenges and I am proud that CDC has attained sustainability and momentum. We have become a leading international supplier of enterprise software and in China, we have prospered from online games and mobile applications,” stated Dr. Raymond Ch’ien, chairman of the board.

CDC is organized into two primary operating business units, CDC Software and China.com Inc. The company has over 2,000 employees with operations in over 17 countries. For the first quarter 2006 ended March 31, 2006, CDC reported revenues of US$64.6 million and adjusted net income* of US$5.9 million, maintaining a strong balance sheet with non-GAAP net cash and cash equivalents* of US$216.8 million.

CDC Software was created through the acquisition of IMI and Pivotal Corporation in 2003, and Ross Systems in 2004. Recent additions to the group include JRG Software, c360 Solutions and Horizon Companies in 2006. The company’s product suite includes CRM (customer relationship management), ERP (enterprise resource planning), SCM (supply chain management), warehouse management and order management, HR (human resource) and business analytics solutions that are used by more than 5,000 customers worldwide. CDC Software is the only Asian software company to be ranked among the top Global 25 enterprise software providers by a leading industry publication.

China.com Inc is a leading online games, mobile applications and Internet media provider in China. CDC Games’ primary online game, Yulgang, is one of the fastest growing and most popular online games in China this year. Yulgang pioneered the free-to-play business model in China which has since been adopted by most of its competitors. The company’s Internet portal, China.com, has evolved into a top portal for Chinese professionals. Its highly popular comedic news program, The Straight Show, was the first and only online video program launched by a Chinese Internet portal and is targeted towards Chinese professionals.

“It has been an exciting 7 years full of surprises, challenges and opportunities.” Said Peter Yip, founder and CEO of CDC Corporation. “With Raymond and the Board’s support, we have transformed CDC from an Internet pioneer to a profitable and fast growing software and online media and entertainment provider. I look forward to working with my management team and our financial advisors to continue to explore options for unlocking value for our shareholders including potential carve-outs or spin-offs of our various businesses as standalone companies.”

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: www.cdccorporation.net

*For explanation and reconciliation of adjusted net income and non-GAAP net cash and cash equivalents please refer to CDC Corporation’s financial results announcement of May 25, 2006.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to revenues, non-GAAP net income, non-GAAP cash, the continued growth of Yulgang and the ability to unlock shareholder value through potential carve-outs of the company’s businesses. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Scot McLeod CDC Software 770-351-9600 Email: ScotMcLeod@cdcsoftware.com	Investor Relations Craig Celek CDC Corporation (212) 661-2160 Email: craig.celek@cdccorporation.net